December 29, 2009

Via U.S. Mail and Facsimile (212-704-1201)

Michael I. Roth
Chairman of the Board and Chief Executive Officer
The Interpublic Group of Companies, Inc.
1114 Avenue of the Americas
New York, New York 10036

> **Re: The Interpublic Group of Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 1-06686**
> **Response Letter Dated December 18, 2009**

Dear Mr. Roth:

We refer you to our comment letter dated November 13, 2009 regarding business contacts with Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance